SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE 13G/A
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
 (AMENDMENT NO. 1 – Exit Filing)*
_________________________

Mesa Air Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

590479135
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Penguin Lax, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,550,948

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,550,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,550,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*This calculation is based on 32,362,483 shares of Common Stock reported to be issued and outstanding as of November 30, 2019 in the Issuer’s Form 10-K for the fiscal year ended September 30, 2019, filed with the Securities and Exchange Commission, or the SEC, on December 17, 2019.

1	NAMES OF REPORTING PERSONS
Marblegate Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,550,948

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,550,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,550,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* This calculation is based on 32,362,483 shares of Common Stock reported to be issued and outstanding as of November 30, 2019 in the Issuer’s Form 10-K for the fiscal year ended September 30, 2019, filed with the Securities and Exchange Commission, or the SEC, on December 17, 2019.

1	NAMES OF REPORTING PERSONS
P Marblegate, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Andrew Milgram

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,550,948

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,550,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,550,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* This calculation is based on 32,362,483 shares of Common Stock reported to be issued and outstanding as of November 30, 2019 in the Issuer’s Form 10-K for the fiscal year ended September 30, 2019, filed with the Securities and Exchange Commission, or the SEC, on December 17, 2019.

1	NAMES OF REPORTING PERSONS
Paul Arrouet

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,550,948

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,550,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,550,948

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* This calculation is based on 32,362,483 shares of Common Stock reported to be issued and outstanding as of November 30, 2019 in the Issuer’s Form 10-K for the fiscal year ended September 30, 2019, filed with the Securities and Exchange Commission, or the SEC, on December 17, 2019.

Item 1(a). Name of Issuer:	Mesa Air Group, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:	410 North 44th Street, Suite 700 Phoenix, AZ 85008

Item 2(a). Name of Person Filing:	This statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):
	(i)	Penguin Lax, Inc.
	(ii)	Marblegate Asset Management, LLC
	(iii)	P Marblegate Ltd.
	(iv)	Andrew Milgram
	(v)	Paul Arrouet

Item 2(b). Address of Principal Business Office or, if none, Residence:	80 Field Point Road, Suite 101 Greenwich, CT 06830

Item 2(c). Citizenship:	(i)	Penguin Lax, Inc. is a corporation organized under the laws of the State of Delaware.
	(ii)	Marblegate Asset Management, LLC is a limited liability company organized under the laws of the State of Delaware
	(iii)	P Marblegate Ltd. was formed as a business company organized under the laws of the British Virgin Islands.
	(iv)	Andrew Milgram is an individual having citizenship in the United States.
	(v)	Paul Arrouet is an individual having citizenship in the United States.

Item 2(d). Title of Class of Securities:	Common Stock, no par value (“Common Stock”)

Item 2(e). CUSIP Number:	590479135

Item 3.	Not Applicable

Item 4. Ownership

This Schedule 13G/A relates to (i) shares of Common Stock of the Issuer held directly by Penguin Lax, Inc. (“Penguin”) and (ii) shares of Common Stock of the Issuer previously held directly by P Marblegate Ltd. (“P Marblegate”).

The information contained on the cover pages of this Schedule 13G/A is incorporated herein by reference.

As of December 31, 2019, P Marblegate did not, and as of February 14, 2020, P Marblegate does not, own any shares of Common Stock of the Issuer.

As of December 31, 2019, Penguin owned, and as of February 14, 2020 Penguin continues to own, 1,550,948 shares of the Issuer’s Common Stock, representing less than five percent (5%) of the currently issued and outstanding shares of the Issuer. Marblegate Asset Management, LLC (“Marblegate”), as holder of all the outstanding shares of voting common stock of Penguin, has exclusive voting and investment power over the shares of the Issuer’s Common Stock held by Penguin and therefore may be deemed to beneficially own such shares.  Andrew Milgram and Paul Arrouet, as managing partners of Marblegate and directors of Penguin (and in the case of Mr. Milgram, as President of Penguin, and in the case of Mr. Arrouet, as Secretary of Penguin), may be deemed to exercise voting and investment power over the shares of the Issuer’s Common Stock directly owned by Penguin and therefore may be deemed to beneficially own such shares.  Each of Marblegate, Mr. Milgram and Mr. Arrouet disclaims beneficial ownership of the shares of the Issuer’s Common Stock directly owned by Penguin.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:	Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:	Not Applicable.

Item 8. Identification and Classification of Members of the Group:
The response to Item 2(a) is incorporated herein by reference. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is incorporated by reference to Exhibit 1 to Schedule 13G filed on February 14, 2019.

Item 9. Notice of Dissolution of Group:	Not Applicable.

Item 10. Certification:	Not Applicable
.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

PENGUIN LAX, INC.
By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title:	Managing Partner

P MARBLEGATE LTD. By: Marblegate Asset Management, LLC, its Investment Advisor

By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title:	Managing Partner

MARBLEGATE ASSET MANAGEMENT, LLC

By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title:	Managing Partner

By:	/s/ Andrew Milgram
Name:	Andrew Milgram

By:	/s/ Paul Arrouet
Name:	Paul Arrouet